
Mail Stop 3720

July 6, 2016

Mr. John P. Campi
Chief Executive Office
Safety Quick Lighting & Fans Corp.
4400 North Point Parkway, Suite 154
Alpharetta, GA 30022

> **Re:** **Safety Quick Lighting & Fans Corp.**
> **Preliminary Information Statement Filed on Schedule 14C**
> **Filed July 1, 2016**
> **File No. 000-55416**

Dear Mr. Campi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note your disclosure that the majority shareholders provided approval by written consent for these actions. However, according to your beneficial ownership table no party owns more than 50 percent of the outstanding shares. Please specify who provided written consent for these actions and describe the events that led to your receipt of the written consents. Additionally, provide a detailed legal analysis of the basis on which you

concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Action Four

Approval and Authorization to Change the Company's Name, page 20

2.   Please expand your disclosure to discuss the purpose for the proposed name change. Please advise if the name change is in connection to a change in business or control.

Action Five

Approval and Authorization to Designate a Class of Convertible Preferred Stock, page 20

3.   Please expand your disclosure to discuss the purpose for the designation of a class of convertible preferred stock. Additionally, discuss any current plans for these shares once designated, any potential dilution upon conversion and the terms of the designation in the body of the disclosure.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any questions.

                                                Sincerely,

                                                /s/ Celeste M. Murphy for

                                                Larry Spirgel
                                                Assistant Director
                                                AD Office 11 – Telecommunications

cc: Peter J. Gennuso, Esq.
        Thompson Hine LLP